UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04009078

February 19, 2004

Susan H. Easton
Bryan Cave LLP
One Metropolitan Square
211 North Broadway, Suite 3600
St. Louis, MO 63102-2750

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/19/2004

Re: Peabody Energy Corporation
Incoming letter dated January 12, 2004

Dear Ms. Easton:

This is in response to your letters dated January 12, 2004 and February 13, 2004 concerning the shareholder proposal submitted to Peabody Energy by the Amalgamated Bank LongView MidCap 400 Index Fund. We also have received a letter on behalf of the proponent dated January 26, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Cornish Hitchcock
5301 Wisconsin Avenue, NW, Suite 350
Washington, DC 20015

1064728

BRYAN CAVE

Susan H. Easton
Direct (314) 259-2589
sheaston@bryancave.com

Bryan Cave LLP
One Metropolitan Square
211 North Broadway
Suite 3600
St. Louis, MO 63102-2750
Tel (314) 259-2000
Fax (314) 259-2020
www.bryancave.com

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And Bryan Cave,
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January 12, 2004

SECURITIES EXCHANGE OF 1934
RULE 14A-8

BY HAND

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Peabody Energy Corporation - Request for No-Action Letter Regarding Exclusion of Stockholder Proposal Submitted by the Amalgamated Bank LongView MidCap 400 Index Fund

Dear Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, Peabody Energy Corporation, a Delaware corporation (the "Company"), hereby gives notice of its intention to omit from its proxy statement and form of proxy for the Company's 2004 Annual Meeting of Stockholder (collectively the "Proxy Materials") a proposal (the "Proposal") from the Amalgamated Bank LongView MidCap 400 Index Fund (the "Proponent"). The Proposal urges the Board of Directors to:

> [A]dopt a policy of nominating independent directors who, if elected by the shareholders, would constitute two-thirds of the Board. For purpose of this proposal, the term "Independent Director" shall mean a director who is not or who, during the past five years, has not been:
>
> - employed by [the Company] or one of its affiliates in an executive capacity;
> - an employee or owner of a firm that is a paid advisor or consultant to [the Company] or one of its affiliates;
> - employed by a significant [Company] customer or supplier;
> - a party to a personal services contract with [the Company] or an affiliate thereof, as well as with [the Company's] Chair, CEO or other executive officer;

- an employee, officer or director of a foundation, university or other non-profit organization receiving significant grants or endowments from [the Company] or one of its affiliates;
- a relative of an executive of [the Company] or one of its affiliates;
- part of an interlocking directorate in which [the Company's] CEO or another executive officer serves on the board of another corporation that employs the director.

The cover letter and proposal received from the Proponent are attached hereto as Exhibit A and other correspondence with the Proponent is attached hereto as Exhibit B. Enclosed are six (6) copies of this letter as well as six (6) copies of the exhibits attached hereto. The Company respectfully requests the concurrence of the Staff of the Division of Corporation Finance (the "Staff") that no enforcement will be recommended if the Company omits the Proposal from its Proxy Materials.

The Company intends to begin distribution of its Proxy Materials on or after April 2, 2004. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive materials and form of proxy with the Securities and Exchange Commission.

I. Background – Reasons for Company Opposition

The Company's Board of Directors is a strong proponent of board independence and believes it has taken effective measures to ensure that at least a majority of its members are independent, as required by New York Stock Exchange ("NYSE") rules. However, the Board objects to the independence standards set forth in the Proposal because they exceed the requirements of the NYSE, which were developed as part of an exhaustive public process, and would place unnecessary constraints on the Company's ability to select and retain qualified Board members.

For example, the Proposal would require that at least two-thirds of the Board of Directors be independent, versus NYSE rules which require a majority of independent directors. The Board believes the Proposal's minimum two-thirds requirement is overly restrictive and does not properly consider the ownership of the Company.

Furthermore, the Board believes the definition of independence set forth in the Proposal is too rigid and, unlike the NYSE definition, does not permit the Board to consider "all relevant facts and circumstances" when determining whether a director is independent. Finally, the Board believes the Proposal's five-year "cooling off" period is excessive and does not allow for appropriate consideration of former officers and employees of the Company, its affiliates (including significant stockholders), significant customers and suppliers, advisors and consultants who have substantial knowledge regarding the Company and its industry. In comparison, the NYSE requires a three-year "cooling off" period for a similar, but more narrow and well-defined, group of persons.

The Company also objects to the Proposal because the Proposal relates to an election for membership on the Company's Board of Directors and is vague and misleading in violation of the proxy rules.

The Board of Directors believes that one of its primary goals is to advise management on strategy and to monitor the Company's performance. It believes the best way to accomplish this goal is by choosing directors who possess a diversity of experience, knowledge and skills that are particularly relevant to the Company. The standard of independence presented by the Proposal is more limiting than that prescribed by the NYSE and the SEC and it is also more limiting than that advocated by many corporate governance "thought leaders." While independent judgment in the boardroom is essential, the Board of Directors believes that it is inadvisable for the Board to sacrifice the experience and wisdom of directors who meet the NYSE standard of independence and who can provide a useful perspective on significant risks and competitive advantages and an understanding of the challenges facing the Company, simply because they would not meet the Proposal's more stringent standard of independence.

II. Statement of Reasons for Omission

In 1998, the Securities and Exchange Commission amended Rule 14a-8, and in doing so, it set forth in (1) Rule 14a-8(i) the provisions formerly set forth in Rule 14a-8(c), (2) Rule 14a-8(c) the provisions formerly set forth in Rule 14a-8(a)(4), and (3) Rule 14a-9(b)(2) the provisions formerly set forth in Rule 14a-8(a)(1). Although the numbering changed, these new provisions of Rule14a-8 parallel those of former Rule14a-8 to the extent relevant to the discussion below. *See* Release No. 34-40018 (1998). Therefore, the Company believes that the Staff positions cited in this letter regarding the above described old provisions of Rule 14a-8 generally remain valid and are equally applicable to the above described new provisions of Rule 14a-8.

A. Rule 14-8(i)(8) – The Proposal Relates to an Election of Directors

A Proposal may be omitted under Rule 14-8(i)(9) if it "relates to an election for membership on the company's board of directors or analogous governing body."

The Proponent's statement of support recites that the Company's "12-member board presently fails to meet the proposed two-thirds standard, as it includes one insider (Chairman/CEO Irl F. Engelhardt) and four directors affiliated with Lehman Brothers (Messrs. Goodspeed, Lentz, Schlesinger and Washkowitz)." As a preliminary matter, the Company notes that this statement is not completely accurate as only 10 directors currently serve on the Board and Mr. Goodspeed has resigned from the Board. It remains true, however, that the Board would presently fail to meet the proposed two-thirds standard, under the Proponent's definition of independence (in contrast to the New York Stock Exchange's definition). In addition, depending on how the Proposal's definition of "independent" is interpreted (see Section II.B.), additional members of the Board may be determined to not be independent (for example, due to their positions with non-profit organizations supported by the Company).

The Board is a classified board resulting in one-third of the directors standing for re-election each year. Messrs. Engelhardt and Washkowitz are both members of the class who will stand for re-election at the 2004 Annual Meeting of Stockholders. Dr. Schlesinger's term will expire in 2005 and Mr. Lentz's term will expire in 2006. It is clear that the Proposal is directed at these directors as each is specifically named in the supporting statement. The Proposal can therefore be seen as an attack on the composition of the Board, and an effort to undermine the Company's solicitation of support for Messrs. Engelhardt and Washkowitz, the directors who are up for re-election at the 2004 Annual Meeting of Stockholders and who do not meet the Proposal's independence standard, since Messrs. Engelhardt and Washkowitz would be disqualified as nominees for director at the upcoming annual meeting if the Proposal were implemented.

If the Proponent does not support the reelection of Messrs. Engelhardt and Washkowitz or any other director, there are several actions that it can take, however, it cannot use a Rule 14a-8 shareholder proposal as a forum to contest the election of certain candidates for Company directorships. As the Staff made clear in *American Telephone and Telegraph Company*, (avail. January 28, 1983) and *PepsiCo, Inc.*, (avail. February 1, 1999), a company may exclude a proposal that "question[s] the ability" of particular individuals to serve on a company's Board of Directors. That is exactly what the Proposal does.

The Staff has also consistently taken the position that proposals setting forth qualifications for directors which would either disqualify previously elected directors from completing their terms or disqualify nominees at the upcoming annual meeting may properly be excluded from a proxy statement if not appropriately revised. *See, e.g.*, *Raytheon Co.* (avail. March 9, 1999) (proposal requesting board to take necessary steps to ensure all directors elected annually with 70% majority of independent directors); *General Dynamics Corp.* (avail. March 25, 1992) (proposal requesting board amend bylaws to provide for board to consist of majority of "independent directors"); *Waste Management, Inc.* (available March 8, 1991) (proposal recommending board amend bylaws to provide for majority of board to be independent); *Dillard Department Stores, Inc.* (avail. March 7, 1991) (same); *Tribune Company* (avail. March 7, 1991) (same). Under this line of precedent, the Proposal relates to the election of directors. Consequently, the Company believes it may exclude the Proposal under Rule 14a-8(i)(8). Should the Staff permit the Proponent to revise the Proposal, the Company requests that the Proposal be revised so as not to affect the incumbent director nominees at the 2004 Annual Meeting of Stockholders.

B. Rule 14a-8(i)(3) – The Proposal is Vague, Rendering it Misleading in Violation of the Proxy Rules

A company may exclude a shareholder proposal and supporting statement under Rule 14a-8(i)(3) if it is "contrary to any of the Commission's proxy rules . . . prohibiting false or misleading statements in proxy soliciting materials." The Staff has previously determined that a proposal and supporting statement is sufficiently vague and indefinite to justify its exclusion where "the standards under the proposal may be subject to differing interpretations." *Hershey Foods Corp.* (avail. December 27, 1988). For example, in *Jos. Schlitz Brewing Co.* (avail. Mar. 21, 1977), the Staff permitted the exclusion of a shareholder's proposal requiring the company to cease advertising on programs containing "excessive and gratuitous violence." In that instance, the Staff agreed with the company that the determination of what constitutes "excessive and gratuitous violence" is "a highly subjective matter."

The Proposal includes similarly "subjective matters" in that it seeks to prohibit a director from being considered independent if he or she is, or has been in the last five years, employed by a "significant" customer or supplier or is, or has been in the last five years, an employee, officer or director of a foundation, university or other non-profit organization that receives "significant" grants or endowments from the Company or one of its affiliates. Like "excessive and gratuitous violence," the criteria that something be "significant" is subject to differing interpretations and the Proposal does not include any guidance to assist the Company or the stockholders in determining what type of relationship would preclude under the Proposal a director from serving on one of the Committees.

The Company acknowledges that in some instances the Staff has declined to concur with substantially similar views. *See, e.g., The Gap, Inc.*. (avail. March 18, 2002). However, the recent trend toward clear criteria for independence determinations would appear to render terms such as "significant" more ambiguous. The Company notes that the The Nasdaq Stock Market ("Nasdaq") has for some time assisted companies in determining whether "material" relationships exist by providing objective tests relying on specific dollar figures or percentages. *See* NASD Manual, Rule 4200(a)(14) (approved Nov. 4, 2003 as Rule 4200(15), as amended). The NYSE, on which the Company's stock is traded, recently adopted similar objective tests. While the NYSE also requires that listed companies' boards affirmatively determine that a director has no "material" disqualifying relationship, the board is permitted to establish its own objective standard of materiality so long as it is disclosed in the company's annual proxy statements in order to "provide[.] investors with an adequate means of assessing the quality of the board independence." *See* NYSE Listed Company Manual, Rule 303A.02. The criteria that something be "significant" is no more certain than the requirement that something be "material," a criteria which both Nasdaq and the NYSE appear to view as sufficiently vague to require or permit objective tests. Accordingly, it seems likely that, if the Proposal were adopted, the Board would conclude it would be necessary to establish and disclose objective criteria for determining whether a customer or supplier is "significant" or whether a non-profit organization receives a "significant" grant or endowment. Such objective criteria may differ from what the Proponent envisions and/or from what the stockholders envision when deciding whether to vote for the Proposal. Consequently, the Company believes that it may, alternatively, exclude the Proposal from the Proxy Materials under Rule 14a-8(i)(3).

III. Notification and Request

In view of the foregoing, the Company hereby gives notice of its intention to omit the Proposal from its Proxy Materials for its 2004 Annual Meeting of Stockholders. The Company hereby requests confirmation that the Staff will not recommend any enforcement action if the Company omits the Proposal from its Proxy Materials. Pursuant to Rule 14a-8(j)(1), by copy of this letter, the Company is notifying the Proponent of its intention to omit the Proposal from its Proxy Materials.

In the event that the Staff disagrees with the conclusion expressed herein regarding the omission of the Proposal from the Company's Proxy Materials, or should any additional information be required, the Company would appreciate an opportunity to confer with the Staff prior to the issuance of its response. Please feel free to contact R. Randall Wang at 314-259-2149, Brian K. Feezel at 314-259-2467 or me at 314-259-2589.

Please acknowledge your receipt of this letter and the attached exhibits by stamping the enclosed (additional) copy of this letter and returning it in the enclosed self-addressed envelope.

Sincerely,

Susan H. Easton

Susan H. Easton

Enclosures
cc: Cornish F. Hitchcock

THE Vanguard GROUP.

We hope this information is helpful to you. If you have any questions regarding the brokerage account information provided, please contact VBS Client Services at 1-800-992-8327. Our associates are always happy to assist you.

Sincerely,

VBS Client Services

HMST

Enclosure(s): Vanguard Privacy Policy

10055642

Vanguard Brokerage Services®
A Division of Vanguard Marketing Corporation
Post Office Box 1107, Valley Forge, Pennsylvania 19482-1107
(800) 992-8327 · www.vanguard.com

Exhibit 2

Sisters of St. Dominic of Caldwell New Jersey

Office of Corporate Responsibility
52 Old Swartswood Station Road
Newton, NJ 07860-5103

973 579-1732 voice
973 579-9919 fax
tricri@mindspring.com

December 4, 2003

Mr. William C. Ford, Jr.
CEO
Ford Motor Company
One American Road
Dearborn, MI 48121-2798

Dear Mr. Ford:

The Caldwell Dominicans and members of the Interfaith Center on Corporate Responsibility continue to be happy to work with executives of Ford on a variety of issues. As you know we continue to be critically concerned about climate change and the carbon emissions generated by Ford products. We look forward to the results of the work of Ford's Climate Change/Fuel Economy Strategy Group and look to support our company in the critical initiatives needed to be both environmental and profitable leaders in this industry.

I trust that this attached resolution will both focus our continued negotiations in reducing greenhouse gas emissions and continue to give the Ford Family the opportunity to identify the public policies and incentives needed to enable energy-efficient vehicles to be affordable for customers and profitable for our Company.

The Community of the Sisters of St. Dominic of Caldwell, NJ is the beneficial owner of one hundred seventy four (174) shares of Ford Motor Company, which we intend to hold at least until after the next annual meeting. Verification of ownership is attached.

I am hereby authorized to notify you of our intention to file the attached proposal asking the Board of Directors to report on greenhouse gas emissions, for consideration and action by the stockholders at the next annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with rule 14-a-8 of the general rules and regulations of The Securities and Exchange Act of 1934.

While there will be other shareholders submitting this resolution, I will serve as the primary contact for these concerns.

Sincerely,

Patricia A. Daly
Corporate Responsibility Representative

CHAIRMAN'S OFC
9 DEC 03 9:15

Reducing Auto Sector Greenhouse Gas Emissions
Ford Motor Company

Whereas:

Passenger cars and light trucks account for one-fifth of all annual U.S. greenhouse gas emissions linked to global climate change.

As of the model year 2002, the Ford Motor Company passenger vehicle fleet bore the second largest "carbon burden" of automakers in absolute terms. Additionally, the average vehicle sold by our company produces more carbon than the industry average.

Worldwide consensus that greenhouse gas (GHG) emissions need to be reduced continues to grow, with many countries, the European Union, and some U.S. states beginning to limit these carbon emissions, thereby requiring automakers to adopt technologies that reduce GHG emissions from their products. New fuel-efficiency standards have recently been approved in China, the fastest-growing passenger car market in the world, and are far more stringent than any U.S. standard. Failure by U.S. vehicle manufacturers to adopt technologies to lower GHG emissions may therefore undermine competitive positioning of our products within U.S. markets and exports to climate-conscious economies.

A World Resources Institute report indicates that the ability to reduce GHG emissions from vehicles may be indicative of future profitability. On the upside, concerns about climate change may create substantial new opportunities for proactive firms capable of meeting demand for cleaner, more efficient technologies in the global marketplace.

Vehicles offered by competitors Honda and Toyota emit less carbon because they offer better-than-average fuel economy. Moreover, these companies have been moving quickly to introduce advanced technology vehicles to consumers. Toyota successfully introduced hybrid vehicles three model years ago, and has already moved to the second generation of hybrid technology. Toyota is now poised to sell more cars in the U.S. than Chevrolet and Ford combined (Associated Press 9/5/03) and has outsold Ford worldwide for the first time in history (USA Today 11/11/03).

Ford is investing heavily in advanced technologies such as hybrids and hydrogen fuel cells and is also planning to bring some advanced technologies and some improved conventional technologies to market in select products. However, Ford has not reported to investors their expectations for reductions in Ford's overall carbon burden or their ability to meet near- and long-term emerging global competitive and regulatory scenarios.

We believe that commercial production of these advanced technologies could invigorate the supply chain and product sales for the domestic auto industry as it transforms from a 20th to 21st century technology base.

Resolved: that the Company report to shareholders (at reasonable cost and omitting proprietary information) by August 2004: (a) performance data from the years 1994 through 2003 and ten-year projections of estimated total annual greenhouse gas emissions from its products in operation; (b) how the company will ensure competitive positioning based on emerging near and long-term GHG regulatory scenarios at the state, regional, national and international levels; (c) how the Company can significantly reduce greenhouse gas emissions from its fleet of vehicle product (using a 2003 baseline) by 2013 and 2023.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 19, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Ford Motor Company
Incoming letter dated January 15, 2004

The proposal requests that Ford adopt goals to meet or exceed fuel mileage or greenhouse gas emissions standards contained in recent congressional proposals.

There appears to be some basis for your view that Ford may exclude the proposal under rule 14a-8(i)(11), as substantially duplicative of a previously submitted proposal that will be included in Ford's 2004 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Ford omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Michael R. McCoy
Attorney-Advisor